CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

August 31, 2009

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	China Properties Developments, Inc.
File No. 000-50637
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Dear Mr. Woody:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated May 28, 2009 to China Properties Developments, Inc. (the “Company”).  The response below corresponds to the numbered comment contained in the Comment Letter.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

1.
We have considered your response to our prior comment two and do not believe you have demonstrated that a common control interest existed between Xi’an Jiahui Real Estate Co. Ltd and Shaanxi Xin Yuan Real Estate Co Ltd In accordance with EITF 02-5.  A significant number of the familial relationships described in your response, particularly the relationship between Ping’an Wu and Shuzhen Yang, do not meet the definition of immediate family as defined in paragraph 3b of EITF 02-5. Additionally, it does not appear that pledge of shares by proxy by Shuzhen Yang meets the definition of a preexisting agreement to vote shares in concert as described in paragraph 3c of EITF 02-5 as it appears the agreement was signed just prior to, or in concert with, the transaction.  Please revise your filing to properly account for the acquisition of Shaanxi Xin Yuan Real Estate Co Ltd as a purchase in accordance with paragraph 18 of FIN 46(R) as of June 28, 2008.

COMPANY RESPONSE:  We respectfully disagree with the comments made by SEC regarding common control.  The majority owner, Mr. Ping’an Wu created the real estate group Shaanxi Jiahui Group (which controls both Xi’an Jiahui Real Estate Co., Ltd (“Jiahui”), and Shaanxi Xinyuan Real Estate Co. Ltd.

(“Shaanxi”)) through family relationships (direct and/or indirect).  This relationship and control existed prior to the transaction between Jiahui and Shaanxi.

We believe, under Chinese law and customs, control over the ownership of Jiahui and Shaanxi meet the control criteria to justify the way the financial statements have been presented as filed with the SEC.

We agree that the family relationships do not qualify as IMMEDIATE FAMILY MEMBERS as defined by EITF 02-5.  However, these family members have committed their shares to Mr. Ping’an Wu and agree to vote as a block to gain control.  Historically, they have voted in sync.  They will continue to vote as a block for the foreseeable future.  Moreover, irrevocable Power of Attorney documents have been signed by the various family members.  We are attaching copies of the Irrevocable Power of Attorney documents which have been signed which confirm Ping’an Wu’s control of 54.0% of the Company (see A1 through A7).  With regard to Shaanxi, we have stated in the past that it is 84.0% owned by Shaanxi Jiahui Group and 16.0% owned by Shuzhen Yang (the ex-wife of Ping’an Wu).  Shaanxi Jiahui Group is 100% owned by Lin Wu, a daughter of Ping’an Wu, who has signed a proxy in favor of Ping’an Wu (see B1).  As indicated in the proxy, 80% of the shares held by Lin Wu have been entrusted to Shuzhen Yang pursuant to an Entrustment Agreement (see C1).  Shuzhen Yang has also granted an irrevocable Power of Attorney to Ping’an Wu in connection with the entrusted shares (see D1).  We believe all of this should satisfy paragraph 3b of EITF 02-5.

As a result, we respectfully ask the Staff to reconsider its position with regard to the control of the two entities.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer

IRREVOCABLE POWER OF ATTORNEY
The undersigned:

If shareholder is a private person

Name:                                         Rong  Wu

Address:      Oufeng Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is      8.1%        holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                       May 22                                  , 2008

Name:      /s/ Rong Wu

A1

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                               Lin Wu

Address:      Oufeng Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is         8.1%         holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Lin Wu

A2

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                    Zhendong Wu

Address:      Oufeng Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is         8.1%        holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Zhendong Wu

A3

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                       Zhenxi Wu

Address:      apricot Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is       2.7%       holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Zhenxi Wu

A4

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                    Zheng Yang

Address:      apricot Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is       4%       holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Zheng Yang

A5

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                      Shuzhen Yang

Address:      Oufeng Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is       4.5%       holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Shuzhen Yang

A6

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:

Address:      ______________________________________________

If shareholder is a legal entity

Company name:                  Dongguan Plastic Cement Co.

Statutory seat:                    N/A

Office address:                    No. 25 Sanzhao Rd. Xi’an, Shaanxi, China

Legal representative(s):     Xin’an Wu

the (“Shareholder”),

whereas:

the undersigned is       4.5%       holder of shares in the capital of the public company China Properties Developments, Inc. (CPDV.OB)

hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Xin’an Wu

A7

PROXY STATEMENT

BE IT KNOWN, that I, Lin Wu, the undersigned Shareholder of Shaanxi Jiahui Group (100% shareholder of the said corporation, among which, 80% shareholding entrusted to Shuzhen Yang) , hereby constitute and appoint Ping’an Wu as my true and lawful attorney and agent for me and in my name, place and stead, to vote as my proxy at the Meeting of the Shareholders of the said corporation, for the transaction of any business which may legally come before the meeting, and for me and in my name, to act as fully as I could do if personally present. This Proxy is irrevocable, and is valid five year since the execution date signed below.

By:     Lin Wu

Date:   May 22, 2008

B1

SHAREHOLDING ENTRUSTMENT AGREEMENT

THIS ENTRUSTMENT AGREEMENT (“Agreement”) is made and effective as of this 30th day of April, 2008, by and among Lin Wu at 4212# Oufeng Garden, No.439 Chang’an Middle Rd., Xi’an, Shaanxi, China (the “Entruster”), and Shuzhen Yang at 4212# Oufeng Garden, No.439 Chang’an Middle Rd., Xi’an, Shaanxi, China (the “Entrustee”).

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1.  Entrustment. As from the Effective Date, the Entruster (100% holding Shaanxi Jiahui Group, the “Company”) entrusts the Entrustee to serve as a shareholder of the Shaanxi Jiahui Group, holding 80%. And the Entrustee accepts such entrustment to work for the Company in such capacity.

2.  Term of Agreement. The term of this Agreement shall commence on April 30, 2008 (“ Effective Date ”) and shall end on the fifth anniversary of the Effective Date (“ ExpirationDate ”) or such earlier date on which this Agreement terminates in accordance with Section 3 of this Agreement. As the sole shareholder of the Company, the Entruster agrees to appoint the Entrustee as the director of the Company at the relevant shareholder’s meeting of the Company, so that the Entrustee may maintain the status of the director of the Company during the term of this Agreement.

3.  Nature of Duties. Entrustee shall initially be the Company’s director. As such, Entrustee shall devote his time and effort to the performance of his duties as a shareholder for the Company, which she shall perform faithfully and to the best of her ability. Entrustee shall have all of the customary powers and duties associated with her position. Entrustee shall enjoy no right of profit and disposal (including but not limited to transfer and pledge of shareholder’s equity). Entrustee shall not, during the effective date of the Agreement, transfer the shareholder’s equity to herself or any third person she designates. Entruster retains the right of transferring and pledging the shareholder’s equity back to herself or any third party she designates, Entruster receives no consent or dissent form Entrustee. Any expenses occurred from the transfer of pledge are subject to Entruster.

4.  Entrustment Expenses. Entruster and Entrustee both agree that no expenses occur of the entrustment.

5.  Applicable law.  This Agreement shall be construed in accordance with the laws of Xi’an, Shaanxi, China.

C1

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ENTRUSTER:   Lin WU

BY:                                                                April 30, 2008

ENTRUSTEE:   Shuzhen Yang

BY:                                                                April 30, 2008

C2

IRREVOCABLE POWER OF ATTORNEY

The undersigned:

If shareholder is a private person

Name:                                      Shuzhen Yang

Address:      Oufeng Garden, Chang’an Middle Rd., Xi’an, Shaanxi, China

If shareholder is a legal entity

Company name:                  _________________________________________

Statutory seat:                    _________________________________________

Office address:                    _________________________________________

Legal representative(s):     _________________________________________

the (“Shareholder”),

whereas:

the undersigned is      80%       entrusted holder of shares in the capital of Shaanxi Jiahui Group hereby declares to grant an irrevocable power of attorney of voting to Ping’an Wu.

Date:                    May 22                                  , 2008

Name:      /s/ Shuzhen Yang

D1